Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

NOVEMBER 30, 2022 AND 2021

(Expressed in Thousands of Canadian Dollars unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of GoldMining Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GoldMining Inc. and its subsidiaries (together, the Company) as of November 30, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 28, 2023

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

GoldMining Inc. Consolidated Statements of Financial Position As at November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

		As at November 30,	As at November 30,
	Notes	2022	2021
		($)	($)
Assets
Current assets
Cash and cash equivalents	7	8,325	11,658
Other receivables		374	40
Prepaid expenses and deposits		475	529
Short-term investment		24	50
		9,198	12,277
Non-current assets
Reclamation deposits		524	524
Land, property and equipment	5	1,826	1,790
Exploration and evaluation assets	6	56,788	54,475
Investment in joint venture		1,154	999
Long-term investments	4	77,839	130,090
		147,329	200,155

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,721	992
Due to joint venture		28	25
Due to related parties	15	170	21
Lease liabilities		90	54
Withholdings taxes payable		156	-
Margin loan payable	8	8,824	12,482
		10,989	13,574
Non-Current Liabilities
Lease liabilities		162	70
Government loan		-	40
Rehabilitation provisions	9	791	900
Deferred tax liability	14	296	9,867
		12,238	24,451

Equity
Issued capital	10	150,879	131,082
Reserves	10	11,930	10,107
Retained earnings		27,984	41,184
Accumulated other comprehensive loss		(55,702)	(6,669)
Total equity attributable to shareholders of the Company		135,091	175,704
		147,329	200,155

Commitments (Note 17)

Subsequent events (Note 18)

Approved and authorized for issue by the Board of Directors on February 28, 2023.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Comprehensive Income (Loss) For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

		For the year
		ended November 30,
	Notes	2022	2021
		($)	($)
Expenses
Consulting fees		223	265
Depreciation	5	210	186
Directors' fees, salaries and benefits	15	1,522	1,103
Exploration expenses	6	3,115	2,413
General and administrative		4,919	2,882
Professional fees		2,601	2,166
Share-based compensation	10	2,392	3,013
Share of loss on investment in joint venture		59	1
Recovery on grant of mineral property option	6	(1,379)	-
Gains on remeasurement of investment in GRC	4	-	(123,653)
Share of loss in associate	4	-	2,931
		13,662	(108,693)
Operating income (loss)		(13,662)	108,693

Other items
Dividend income		802	-
Gain on government loan forgiveness		10	-
Gain on modification of margin loan	8	834	-
Interest income		53	8
Other income		4	-
Accretion of rehabilitation provisions	9	(19)	(4)
Financing costs	8	(1,748)	(146)
Gain on settlement of litigation		-	760
Net foreign exchange loss		(683)	(116)
Net income (loss) for the year before taxes		(14,409)	109,195
Current income tax expense	14	(11)	-
Deferred income tax recovery (expense)	14	1,220	(9,011)
Net income (loss) for the year		(13,200)	100,184

Attributable to:
Shareholders of the Company		(13,200)	100,355
Non-controlling interests		-	(171)
Net income (loss) for the year		(13,200)	100,184

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income or loss:
Unrealized loss on short-term investments		(26)	(50)
Unrealized gain (loss) on long-term investments	4	(60,940)	9,257
Deferred tax recovery (expense) on long-term investments	4	8,227	(1,250)
Items that may be reclassified subsequently to net income or loss:
Foreign currency adjustment reclassified to net income		-	857
Foreign currency translation adjustments		3,706	(2,436)
Total comprehensive income (loss) for the year		(62,233)	106,562

Attributable to:
Shareholders of the Company		(62,233)	106,733
Non-controlling interests	11	-	(171)
Total comprehensive income (loss) for the year		(62,233)	106,562

Basic income (loss) per share		(0.09)	0.67
Diluted income (loss) per share		(0.09)	0.66

Weighted average number of shares
Basic		154,045,370	149,407,112
Diluted		154,045,370	152,509,190

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Changes in Equity For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

	Notes	Number of Shares	Issued Capital	Reserves	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Attributable to Shareholders of the Company	Non-controlling Interests	Total
			($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2020		148,699,191	128,182	9,103	(59,935)	(13,047)	64,303	1,204	65,507
Options exercised	10	1,181,656	1,883	(752)	-	-	1,131	-	1,131
Restricted share rights vested	10	36,540	105	(105)	-	-	-	-	-
Issued capital pursuant to:
Settlement of litigation	6	324,723	526	-	-	-	526	-	526
Issuance cost		-	(7)	-	-	-	(7)	-	(7)
Gold Royalty private placement		-	-	-	85	-	85	53	138
Gold Royalty restricted shares		-	-	-	(402)	-	(402)	402	-
Share-based compensation	10,11	-	-	1,861	1,081	-	2,942	72	3,014
Initial recognition of deferred tax benefits of share issuance costs		-	393	-	-	-	393	-	393
Other comprehensive income		-	-	-	-	6,378	6,378	-	6,378
Net income for the year		-	-	-	100,355	-	100,355	(171)	100,184
Deconsolidation of the non-controlling interests	4,11	-	-	-	-	-	-	(1,560)	(1,560)
Balance at November 30, 2021		150,242,110	131,082	10,107	41,184	(6,669)	175,704	-	175,704
Options exercised	10	691,501	1,516	(429)	-	-	1,087	-	1,087
Restricted share rights vested	10	72,564	140	(140)	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash	10	12,653,643	18,452	-	-	-	18,452	-	18,452
Agents' fees and issuance costs	10	-	(460)	-	-	-	(460)	-	(460)
Issued capital pursuant to acquisition of:
Exploration and evaluation assets	6	10,000	24	-	-	-	24	-	24
Share-based compensation	10	-	-	2,392	-	-	2,392	-	2,392
Deferred tax benefits of share issuance costs		-	125	-	-	-	125	-	125
Other comprehensive loss		-	-	-	-	(49,033)	(49,033)	-	(49,033)
Net loss for the year		-	-	-	(13,200)	-	(13,200)	-	(13,200)
Balance at November 30, 2022		163,669,818	150,879	11,930	27,984	(55,702)	135,091	-	135,091

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Cash Flows For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

	For the year
	ended November 30,
	2022	2021
	($)	($)
Operating activities
Net income (loss) for the year	(13,200)	100,184
Adjustments for items not involving cash:
Depreciation	210	186
Accretion	19	4
Financing costs	1,748	146
Share of loss on investment in joint venture	59	1
Share-based compensation	2,392	3,013
Gains on remeasurement of investment in GRC	-	(123,653)
Gain on loan modification	(834)	-
Share of loss in associate	-	2,931
Gain on government loan forgiveness	(10)	-
Deferred income tax expense (recovery)	(1,220)	9,011
Gain on settlement of litigation	-	(760)
Recovery on grant of mineral property option	(1,379)	-
Net unrealized foreign exchange loss	474	380
Net changes in non-cash working capital items:
Other receivables	(334)	(6)
Prepaid expenses and deposits	54	(553)
Accounts payable and accrued liabilities	729	1,210
Withholdings taxes payable	156	-
Due to related parties	150	(9)
Cash used in operating activities	(10,986)	(7,915)

Investing activities
Investment in exploration and evaluation assets	(110)	(49)
Investment in royalty	-	(231)
Purchase of long-term investments	(6,200)	-
Investment in joint venture	(78)	-
Purchase of equipment	(35)	(7)
Deconsolidation of cash held in GRC	-	(2,481)
Reclamation deposit	-	30
Restricted cash refund	-	350
Cash used in investing activities	(6,423)	(2,388)

Financing activities
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	17,992	-
Proceeds from common shares issued upon exercise of options	1,087	1,131
Payment of lease liabilities	(109)	(114)
Payment of government loan	(30)	-
Net proceeds from margin loan	-	11,966
Principal payment of margin loan	(3,696)	-
Interest paid on margin loan	(1,131)	-
Transaction costs on modification of margin loan	(203)	-
Interest paid on short-term credit facility	-	(5)
Payment of short-term credit facility	-	(350)
Proceeds from GRC private placement	-	137
Cash generated from financing activities	13,910	12,765

Effect of exchange rate changes on cash	166	3

Net increase (decrease) in cash and cash equivalents	(3,333)	2,465
Cash and cash equivalents
Beginning of year	11,658	9,193
End of year	8,325	11,658

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1         Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). They were authorised for issue by the Company's Board of Directors on February 28, 2023.

2.2         Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

2.3         Basis of consolidation

The consolidated financial statements include the financial statements of GoldMining Inc. and the entities it controls. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income (loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests ("NCI").

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

Subsidiaries

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. At November 30, 2022, the Company's principal operating subsidiaries are as follows:

Subsidiary	Place of Incorporation	Ownership Percentage (%)
1818403 Alberta Ltd.	Alberta, Canada	100
507140 N.W.T. Ltd.	Northwest Territories, Canada	100
Bellhaven Copper and Gold Inc.	British Columbia, Canada	100
Bellhaven Exploraciones Inc. Sucursal Colombia	Colombia	100
Blue Rock Mining S.A.C.	Peru	100
Brasil Desenvolvimentos Minerais Ltda.	Brazil	100
Brazilian Gold Corporation	British Columbia, Canada	100
Brazilian Resources Mineração Ltda.	Brazil	100
BRI Mineração Ltda.	Brazil	100
GoldMining Exploraciones S.A.S.	Colombia	100
GMI Idaho Corp.	United States	100
Mineração Regent Brasil Ltda.	Brazil	100
Sunward Resources Sucursal Columbia	Colombia	100
U.S. GoldMining Inc.	United States	100

Non-controlling interests

Non-controlling interest in any less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling party's contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest's share of changes to the subsidiary's equity.

Changes in the Company's ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest's relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company's share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

3.	Summary of Significant Accounting Policies

Foreign currencies

The reporting currency of the Company and its subsidiaries is the Canadian dollar ("$" or "dollars"). The functional currency of the Company and its subsidiaries in Canada is the Canadian dollar and the functional currency of its subsidiaries in Brazil is the Brazilian Real ("R$") and its subsidiaries in the United States, Paraguay, Colombia and Peru is the United States dollar ("US$"). Foreign operations are translated into Canadian dollars using period end exchange rates as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences are recognized in other comprehensive income (loss).

Investment in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company's investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Company's share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

The consolidated statements of comprehensive income (loss) reflects the Company's share of the results of operations of the joint venture. Any change in other comprehensive income (loss) of those investees is presented as part of the Company's other comprehensive income (loss). In addition, when there has been a change recognised directly in the equity of the joint venture, the Company recognises its share of any changes, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Investments in associates

Investments over which the Company exercises significant influence but which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company's proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate's or joint venture's net assets, such as further investment. Adjustments are made to align any inconsistencies between the Company's accounting policies and its associate's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate. The equity method requires shares of losses to be recognized only until the carrying amount of an interest in an associate is nil. Any further losses are not recognized unless the entity has a legal or constructive obligation in respect of the liabilities associated with those losses.

At each statement of financial position date, the Company considers whether there is objective evidence of impairment of its investments in associates. If there is such evidence, the Company determines the amount of impairment to record, if any, in relation to the associate.

Where the Company loses control of an entity and it is reclassified as an associate the Company will remeasure the value of its retained investment at fair market value. A gain or loss will be recognized for the difference between the net amount of the change in interest and the fair value of a retained interest or any consideration received or paid. As of the date of loss of control the Company will cease to consolidate the results of the entity and report its results as an associate using the equity method of accounting.

Mineral exploration, evaluation and development expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. All other exploration and evaluation expenditures are charged to operations until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of production, depletion of each mineral property will be provided on a units-of-production basis using estimated reserves as the depletion base.

Mineral property option agreements

When the Company acts as the farmee in a farm-in mineral property option agreement, the direct costs to enter into the agreement are capitalized to exploration and evaluation assets. All exploration and evaluation expenditures incurred by the Company in fulfilling the terms of the agreement are expensed as incurred, until such time as the option is exercised or lapses.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

When the Company acts as the farmor in an agreement, it does not record any expenditures made by the farmee. It does not recognize any gain or loss on its exploration and evaluation farm out mineral property option agreements, and instead records any proceeds received as a credit to the amounts previously capitalized as mineral property acquisition costs. Any amounts received in excess of amounts capitalized are taken as a gain to the consolidated statement of comprehensive income (loss).

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of comprehensive income (loss).

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

Financial instruments

Financial instruments are recognized on the consolidated statements of financial position on the trade date, being the date on which the Company becomes a party to the contractual provisions of the financial instrument. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI"), or at amortized cost according to the financial instruments' contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of income (loss). Investments in equity securities are held for strategic purposes and not held for trading. The Company has made an irrevocable election at initial recognition to classify these investments as FVTOCI, with all subsequent changes in value being recognized in OCI. Cumulative gains and losses in equity securities are not subsequently reclassified to profit or loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss. Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits, and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties and the margin loan payable. All financial instruments are initially recorded at fair value and classified as follows:

●

Cash and cash equivalents and reclamation deposits are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, due to joint venture, due to related parties, margin loan payable and withholdings taxes payable are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method; and

●

Short-term and long-term investments in equity securities are classified as fair value through other comprehensive income ("FVTOCI"). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income or loss. Realized gains or losses on investments in equity securities classified as FVTOCI remain in OCI.

Impairment of financial assets

The Company assesses at the end of each reporting period whether a financial asset is impaired.

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and debt instruments measured at FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Changes in allowances for expected credit losses are recognized as impairment gains or losses on the statement of loss.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date are determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Impairment of non-financial assets

Exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-general units). As a result, some assets may be tested individually for impairment and some may be tested at a cash-generating unit level.

Impairment reviews for exploration and evaluation stage mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●	The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

Rehabilitation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property and equipment, when those obligations result from the acquisition, construction, development or normal operation of the asset. Rehabilitation provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased based on the unwind of the discount rate. The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation liability and a corresponding adjustment to the asset to which it relates.

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net income (loss) per share

Basic net income (loss) per share includes no potential dilution and is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period.

Diluted income per share is computed in a manner similar to basic net income (loss) per share except that the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

Property and equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Property and equipment are depreciated over an estimated useful life as follows:

Buildings and Camp Structures	5 to 20 years
Exploration equipment	5 years
Vehicles	5 years
Furniture and fixtures	5 years
Computer equipment	3 years
Computer software	1 years

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

When an item of property and equipment has different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the consolidated statement of comprehensive loss as incurred.

Share-based payments

Restricted share rights

The Company grants restricted share rights (the "RSRs") to certain directors, officers, employees and consultants to receive shares of the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares.

The fair value of RSRs granted is recognized as an expense over the vesting period with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the RSRs vest.

The vesting of RSRs and issuance of common shares in the Company is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Share options

The Company grants share options to certain directors, officers, employees, and consultants of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based awards.

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. For employees, the fair value is measured at grant date and recognized over the period during which the options vest.

For consultants, the fair value of the award is recorded in profit or loss over the term of the service provided, and the fair value of the unvested amounts are revalued at each reporting period over the service period.

Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make accounting policy judgments, make estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is as follows:

Long-term investment in Gold Royalty Corp.

In March 2021, the Company's former subsidiary, Gold Royalty Corp. ("GRC") completed its initial public offering (the "IPO"). Inclusive of the partial exercise of an overallotment option, GRC issued 18,000,000 units (the "Units") at a price of US$5.00 per Unit and separately issued 721,347 common shares and 1,350,000 warrants for aggregate gross proceeds of $117.3 million (US$94.5 million). Each Unit consisted of one common share and one half of one common share purchase warrant. Following the completion of the IPO, the Company's ownership in GRC decreased from 87.6% to 48.1%.

GRC's board of directors appoints officers and management of GRC and approves its operating, investing and financing decisions. Prior to the completion of the IPO, significant decisions related to GRC's activities required approval by both GRC and the Company's boards of directors.  Subsequent to the completion of the IPO, the Company continued to have two directors on GRC's board of directors, however, a majority of GRC directors were independent of the Company.  Significant operational, investing and financing decisions by GRC no longer require approval of the Company.  With reduced board representation and ownership percentage, and a substantially separate management team in place for GRC, the Company determined that it had significant influence, rather than control, over GRC.  The Company reported the results of GRC as an associate using the equity method effective March 11, 2021 (Note 4).

On August 23, 2021 GRC completed the acquisition of Ely Gold Royalties Inc. ("Ely Gold") by issuing 30,902,176 GRC common shares and paying $84.0 million in cash. Following GRC's acquisition of Ely Gold, the Company's ownership in GRC decreased from 48.1% to 27.6%. Post ownership dilution, two of the Company's directors remained members of GRC's board of seven directors. The Company continued to have the ability to exercise significant influence over GRC following the acquisition of Ely Gold.

On November 5, 2021, GRC completed the acquisition of Abitibi Royalties Inc. ("Abitibi") and Golden Valley Mines and Royalties Ltd. ("Golden Valley") by issuing 31,625,931 GRC common shares and 29,478,269 GRC common shares, respectively to the shareholders of Abitibi and Golden Valley. Following GRC's acquisition of Abitibi and Golden Valley, the Company's ownership in GRC further decreased from 27.6% to 14.9% and GRC added an additional board member who is unrelated to the Company. Post closing, two of the Company's directors remained members of GRC's board of eight directors; however, one of the two had announced a decision not to seek reappointment further diluting the Company's influence over GRC's board. The Company does not have an investor agreement and has no specific right to appoint directors of GRC other than in its capacity as a shareholder. Additionally, following the Abitibi and Golden Valley acquisition GRC had two other significant (greater than 5%) shareholders, further reducing the Company's influence.

As the Company's ownership of GRC fell below 20% following the acquisition of Abitibi and Golden Valley, there was a presumption that the Company did not have significant influence. The Company considered all factors presented, including representation on the investee's board of directors, participation in policy making processes, material transactions between the entity and the investee, interchange of managerial personnel and provision of essential technical information. Based on the analysis performed, the Company concluded it no longer had significant influence over GRC and accounted for its ownership in the common shares of GRC as an investment in GRC initially recognized at fair value and subsequently measured at FVTOCI effective November 5, 2021 (Note 4).

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. As at November 30, 2022 the Company has concluded no impairment indicators exist for any of its exploration and evaluation assets.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

4.	Long-term investments

As at November 30, 2022, the Company's long-term investments consist of GRC and NevGold Corp. ("NevGold") and are measured at fair value through other comprehensive income ("FVTOCI"). Long-term investments are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the year ended November 30, 2022, the Company recorded an unrealized loss of $60,940 (unrealized gain of $9,257 for 2021) and a deferred tax recovery of $8,227 (deferred tax expense of $1,250 for 2021) in other comprehensive loss relating to its long-term investments. Refer to table below, "The changes in long-term investments, when accounted for at FVTOCI".

Investment in Gold Royalty Corp.

On March 11, 2021, following the Company's loss of control over GRC, the Company remeasured the value of its retained investment at fair value and recognized a gain of $118,201. The Company initially measured its 20 million share interest in GRC at $5.92 (US$4.72) per share, based on the closing price of GRC common shares on March 11, 2021 (the "IPO Closing Date").

Gain on remeasurement of GRC shares

($)
Fair value of investment in GRC	118,312
GRC net asset value - March 11, 2021	111
Gain on loss of control over GRC	118,201

The changes in the investment in GRC, when accounted for as an investment in associate from March 11, 2021 to November 5, 2021 are as follows:

During the year ended November 30, 2021, the Company recorded a net gain on ownership dilution of $5,169, which was recorded within share of loss in associate in the consolidated statements of comprehensive income (loss). The net gain on ownership dilution was recognized upon the Company remeasuring its share of GRC's net assets following the acquisitions of Ely Gold, Abitibi and Golden Valley by GRC.

($)
Investment in GRC - March 11, 2021	118,312
Share of loss in GRC	(8,100)
Share of OCI in GRC	(857)
Gain on ownership interest dilution	5,169
Derecognition of investment in associate - November 5, 2021	(114,524)
Balance at end of year	-

On November 5, 2021, the Company ceased to exercise significant influence over GRC and the $114,524 investment in associate was derecognized. As a result of the discontinuation of equity accounting, the Company remeasured the value of its retained investment at a fair value of $120,833 and recognized a gain of $5,452 as a result of the remeasurement of the GRC shares of $6,309 and the reclassification of $857 from other comprehensive income to profit and loss. After the November 5, 2021 remeasurement of the investment in GRC at fair value, it is subsequently being measured at FVTOCI.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

The gains on remeasurement of the Company's investment in GRC for the year ended November 30, 2021 consist of the following:

($)
Gain on loss of control over GRC	118,201
Gain on loss of significant influence over GRC	6,309
Foreign currency adjustment reclassified to net income	(857)
Gains on remeasurement of investment in GRC	123,653

The changes in investment in GRC, when accounted for at FVTOCI from November 5, 2021 to November 30, 2021 are as follows:

($)
Balance at November 30, 2020	-
Initial recognition of investment in GRC	120,833
Unrealized gain - November 5, 2021 to November 30, 2021	9,257
Balance at the end of year	130,090

The Company's investment in GRC is recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. 20.7 million of the GRC shares held by the Company are pledged as security for the Company's margin loan (Note 8).

During the year ended November 30, 2022, the Company acquired 1,178,659 GRC common shares for $5,200 including transaction costs, through open market purchases over the facilities of the NYSE American.

NevGold Corp.

During the year ended November 30, 2022, the Company acquired 5,925,925 common shares of NevGold upon the grant of an option to NevGold on the Company's Almaden Project, representing a 10.5% ownership interest upon closing of the transaction. This included the purchase of 1,481,481 NevGold common shares for $1,000 and the receipt of 4,444,444 common shares of NevGold with a fair value of $2,489 (Note 6). The investment in NevGold was initially recognized at fair value based on quoted market prices and subsequently measured at FVTOCI, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

The changes in long-term investments, when accounted for at FVTOCI are as follows:

		As at November 30, 2021			As at November 30, 2022
	Number of shares	Fair value ($)	Additions ($)	Unrealized Gains (Losses) ($)	Fair Value ($)
Investment in GRC	21,178,659	130,090	5,200	(59,733)	75,557
Investment in NevGold	5,925,925	-	3,489	(1,207)	2,282
		130,090	8,689	(60,940)	77,839

		As at November 30, 2020			As at November 30, 2021
	Number of shares	Fair value ($)	Initial recognition of investment in GRC ($)	Unrealized Gains (Losses) ($)	Fair Value ($)
Investment in GRC	20,000,000	-	120,833	9,257	130,090
	20,000,000	-	120,833	9,257	130,090

5.	Land, Property and Equipment

	Land ($)	Buildings and Camp Structures ($)	Office Equipment ($)	Right-of- Use Assets (Office and) warehouse space) ($)	Exploration Equipment ($)	Vehicles ($)	Total ($)
Cost
Balance at November 30, 2020	1,028	1,155	138	197	232	354	3,104
Additions	-	-	8	149	-	-	157
Change in reclamation estimate	-	55	-	-	-	-	55
Deconsolidation of GRC	-	-	(2)	-	-	-	(2)
Impact of foreign currency translation	(18)	(17)	(3)	2	(5)	(7)	(48)
Balance at November 30, 2021	1,010	1,193	141	348	227	347	3,266
Additions	-	-	35	216	-	-	251
Change in reclamation estimate	-	(88)	-	-	-	-	(88)
Disposition	-	-	-	(44)	-	-	(44)
Impact of foreign currency translation	50	58	10	(4)	13	18	145
Balance at November 30, 2022	1,060	1,163	186	516	240	365	3,530

Accumulated Depreciation
Balance at November 30, 2020	-	521	107	101	230	354	1,313
Depreciation	-	62	14	109	1	-	186
Impact of foreign currency translation	-	(8)	(3)	-	(5)	(7)	(23)
Balance at November 30, 2021	-	575	118	210	226	347	1,476
Depreciation	-	68	44	97	1	-	210
Disposition	-	-	-	(44)	-	-	(44)
Impact of foreign currency translation	-	31	8	(8)	13	18	62
Balance at November 30, 2022	-	674	170	255	240	365	1,704

Net Book Value
At November 30, 2021	1,010	618	23	138	1	-	1,790
At November 30, 2022	1,060	489	16	261	-	-	1,826

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

6.	Exploration and Evaluation Assets

	For the year ended
	November 30,
	2022	2021
	($)	($)
Balance at the beginning of year	54,475	55,885
Mineral rights and property acquired	134	-
Mineral property option payment	-	49
Mineral property option grant	(1,152)	-
	53,457	55,934
Change in reclamation estimate	(57)	28
Foreign currency translation adjustments	3,388	(1,487)
Balance at the end of year	56,788	54,475

Exploration and evaluation assets on a project basis are as follows:

	November 30,	November 30,
	2022	2021
	($)	($)
La Mina	14,326	13,650
Titiribi	12,027	11,460
Yellowknife	7,090	7,147
Crucero	7,056	6,723
Cachoeira	6,086	5,351
São Jorge	5,128	4,509
Surubim	1,989	1,749
Yarumalito	1,668	1,462
Whistler	984	937
Batistão	230	203
Montes Áureos and Trinta	176	154
Rea	28	28
Almaden	-	1,102
Total	56,788	54,475

Significant transactions related to the Company's exploration and evaluation assets during the years ended November 30, 2022 and 2021 are detailed below:

Cachoeira

On October 14, 2021 (the "Cachoeria Settlement Date"), the Company and BRI Mineração Ltda., a wholly-owned subsidiary of the Company entered into a settlement agreement with an existing third-party royalty holder respecting the settlement of a previously announced outstanding legal claim commenced by the royalty holder in March 2018 respecting claims for annual payments in lieu of royalties. Pursuant to the settlement agreement, the parties agreed to settle the outstanding claim for US$500,000 which amount was satisfied by BRI Mineração Ltda. by paying US$100,000 in cash and delivering 324,723 common shares of the Company on closing of the settlement agreement. The GoldMining Shares were valued at $1.62 per share, the closing GoldMining Share price as traded on the Cachoeira Settlement Date.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

Settlement Consideration ($)
324,723 GoldMining Shares	526
Cash payment	124
Total	650

During the year ended November 30, 2021, the Company recorded a gain on settlement of litigation in the amount of $760, resulting from the settlement of liabilities related to the Cachoeira Project.

Additionally, the existing 1.33% net profits interest royalty held by the royalty holder was replaced by a 0.5% net smelter return royalty pursuant to a new royalty agreement between the parties. Such royalty does not include annual minimum royalty payments and will be subject to a right of BRI Mineração Ltda. to repurchase up to one-half of the royalty for US$250,000 payable in Brazilian Real equivalent for a period of seven years after the date of the royalty agreement.

Yarumalito

On March 11, 2022, the Company acquired an existing 1% net smelter return ("NSR") royalty on the Company's Yarumalito Project in Colombia from Newrange Gold Corp. ("Newrange"). Pursuant to an agreement, the Company paid Newrange $100 in cash and delivered 10,000 common shares of the Company. The total purchase price including transaction costs was $134 and was capitalized to exploration and evaluation assets during the year ended November 30, 2022

Almaden

On June 13, 2022, the Company and its subsidiary entered into an option agreement (the "Option Agreement") with NevGold and a subsidiary of NevGold, pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project to NevGold's subsidiary. Pursuant to the terms thereof, on July 4, 2022 (the "Option Agreement Closing Date"), the Company closed the grant of the option to NevGold's subsidiary. As consideration for the option grant, the Company received 4,444,444 common shares of NevGold ("NevGold Shares") with a fair value of $2,489, based on the closing NevGold Share price of $0.56 as traded on the Option Agreement Closing Date.

As a result of the grant of the Option Agreement, the Company recorded a recovery in the amount of $1,379.

($)
Fair value of NevGold shares received on grant of Option Agreement	2,489
Almaden Project carrying value - July 4, 2022	(1,110)
Recovery on grant of mineral property option	1,379

To exercise the option, NevGold must, among other things:

●

make additional payments totaling $6,000 to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares, on the following dates:

○	January 1, 2023: $1,500 (completed)
○	July 1, 2023: $1,500
○	January 1, 2024: $3,000

In the event that NevGold elects to satisfy any of the foregoing payments by issuing NevGold Shares, the number of such shares will be based upon the volume weighted average price of the NevGold Shares for the then-applicable 30-trading day period.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

●	complete qualifying expenditures on the Project aggregating to $2,250, comprised of $1,500 on or before June 1, 2023, and a further $750 on or before December 31, 2023.

●	Additionally, NevGold is required to make success-based contingent payments totaling up to $7,500 to GoldMining, payable in cash or shares at the election of NevGold:
○	$500 on completion of a positive Preliminary Economic Assessment
○	$2,500 on completion of a positive Preliminary Feasibility Study
○	$4,500 on completion of a positive Feasibility Study

Pursuant to the Option Agreement, the Company also completed an initial strategic investment in NevGold by subscribing for 1,481,481 NevGold Shares at a price of $0.675 per share, which was based upon the volume weighted average price ("VWAP") of the NevGold Shares for the 30-trading day period prior to the date the Option Agreement was entered into, for a total subscription of $1,000.

In connection with the transactions, GoldMining was granted certain rights by NevGold under an investor rights agreement dated July 4, 2022. So long as the Company maintains an equity interest in NevGold above 4.99%, the rights under the investor rights agreement include: (i) pre-emptive rights to subscribe for NevGold shares in any share offering to allow the Company to maintain its ownership, and (ii) top-up rights to subscribe for NevGold shares issued under convertible debt, bought deals and other securities to which the pre-emptive rights did not otherwise apply. GoldMining has agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1,250 and 40% of the total gross proceeds raised by NevGold in certain qualifying financings announced prior to November 30, 2022. Subsequent to year end, the Company completed the purchase of shares in NevGold with a value of $1,250 (Note 18).

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

			For the period from
	For the year ended		incorporation,
	November 30,		September 9, 2009, to
	2022	2021	November 30, 2022
	($)	($)	($)
La Mina	1,462	386	2,687
Whistler	704	705	3,590
São Jorge	272	151	1,418
Titiribi	267	279	2,103
Yellowknife	124	337	1,269
Crucero	123	137	435
Almaden	53	114	312
Yarumalito	52	31	166
Cachoeira	27	270	6,768
Surubim	-	-	210
Other Exploration Expenses	31	3	3,717
Total	3,115	2,413	22,675

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

7.	Cash and Cash Equivalents

	November 30,	November 30,
	2022	2021
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	5,425	2,182
Guaranteed Investment Certificates	2,900	9,476
Total	8,325	11,658

8.	Margin Loan Payable

On October 28, 2021, the Company entered into an agreement for a $24.7 million (US$20 million) loan facility (the "Facility"), which Facility was available for general corporate purposes, acquisitions and to continue to advance the Company's projects. The Facility: (i) was subject to an interest rate of 3-month USD LIBOR plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; (ii) matured on the earlier of October 28, 2022 or an earlier repayment date in accordance with its terms, and could be extended for an additional one-year period subject to lender approval; (iii) was secured by 20,000,000 shares of GRC owned by the Company; and (iv) was subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. The Company paid a one-time facility fee equal to 1.50% on entering into the Facility. The Facility provided for a minimum draw down of $12.4 million (US$10 million) and certain customary early repayment fees in the event that any portion of such minimum amount was repaid prior to maturity.

On July 27, 2022, in order to provide the Company greater capital flexibility, the Company and the lender entered into an amendment of the Facility, pursuant to which, among other things, the Company repaid $3.7 million (US$2.9 million) without incurring early pre-payment fees and the Facility's margin and pricing requirements were amended to provide greater flexibility to the Company in light of existing market conditions. As a part of the amendment of the Facility, an additional 700,000 GRC shares were pledged as security for the Company's margin loan, for a total of 20,700,000 GRC shares being pledged as security.

On October 27, 2022, the Company and the lender agreed to extend the maturity date of the Facility for an additional year (the "Amended loan Facility"), reducing the overall size of the margin loan to $13.4 million (US$10 million). The Amended loan Facility: (i) is subject to an interest rate of 3-month USD Adjusted Term Secured Overnight Finance Rate ("SOFR") plus 5.65% per annum, with the unutilized portion of the Amended loan Facility subject to a standby fee of 3.00% per annum; (ii) matures on the earlier of October 27, 2023 or an earlier repayment date in accordance with its terms; (iii) is secured by 20,700,000 shares of GRC owned by the Company; and (iv) is subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. The Company paid a one-time facility fee equal to 1.50% on entering into the Amended loan Facility. The Amended loan Facility provided for a minimum outstanding advance of $9.4 million (US$7 million) and certain customary early repayment fees in the event that any portion of such minimum amount is repaid prior to maturity. Further drawdowns and additional availability under the Amended loan Facility are subject to satisfying certain conditions, which would not be met as of November 30, 2022. As at November 30, 2022, outstanding advances are $9.5 million (US$7.1 million).

During the year ended November 30, 2022, the Company recorded a gain on modification of margin loan of $834 as a result of executing the Amended loan Facility.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

The following outlines the movement of the margin loan during the year ended November 30, 2022:

	US$	$

Draw-down	10,000	12,388
Less: transaction costs and fees	(341)	(422)
Interest expense	108	136
Unrealized foreign exchange loss	-	380
Balance at November 30, 2021	9,767	12,482
Less: transaction costs and fees	(150)	(203)
Principal repayment	(2,882)	(3,696)
Interest expense	1,336	1,732
Interest paid	(877)	(1,131)
Gain on modification of margin loan	(615)	(834)
Unrealized foreign exchange loss	-	474
Balance at November 30, 2022	6,579	8,824

9.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	November 30,	November 30,
	2022	2021
Undiscounted amount of estimated cash flows (US$)	235	235
Life expectancy (years)	3	4
Inflation rate	3.48%	6.90%
Discount rate	4.13%	0.81%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $490 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2025 and is valued under the following assumptions:

	November 30,	November 30,
	2022	2021
Undiscounted amount of estimated cash flows (CAD$)	490	490
Life expectancy (years)	3	2
Inflation rate	3.00%	4.90%
Discount rate	3.64%	0.98%

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

The following table summarizes the movements in the rehabilitation provisions:

	November 30,	November 30,
	2022	2021
	($)	($)
Balance at the beginning of year	900	816
Accretion	19	4
Change in estimate	(145)	83
Foreign currency translation adjustments	17	(3)
Total	791	900

10.	Share Capital

10.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "ATM Program").

Pursuant to the ATM Program, the Company could distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares sold under the ATM Program, were sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. The ATM Program terminated on January 1, 2023 (Note 18).

During the year ended November 30, 2022, the Company issued 12,653,643 common shares under the ATM Program for gross proceeds of $18,452, with aggregate commissions paid to agents of $460.

10.2	Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2020	26	5,536	3,541	9,103
Options exercised	-	(752)	-	(752)
Restricted share rights vested	(105)	-	-	(105)
Share-based compensation	116	1,745	-	1,861
Balance at November 30, 2021	37	6,529	3,541	10,107
Options exercised	-	(429)	-	(429)
Restricted share rights vested	(140)	-	-	(140)
Share-based compensation	138	2,254	-	2,392
Balance at November 30, 2022	35	8,354	3,541	11,930

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

10.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  Pursuant to the terms of the Option Plan, the Board may designate directors, officers, employees and consultants of the Company or any of its subsidiaries and employees of a person or company which provides services to the Company or any of its subsidiaries as eligible to receive incentive share options ("Option(s)") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance of Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 19, 2022.

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2020	10,732,000	1.51
Granted	3,015,000	1.84
Exercised(1)	(1,197,850)	1.00
Expired	(105,000)	2.50
Balance at November 30, 2021	12,444,150	1.63
Granted	4,694,445	1.61
Exercised(2)	(705,520)	1.58
Cancelled/Forfeited	(175,000)	2.01
Expired	(2,255,000)	1.70
Balance at November 30, 2022	14,003,075	1.61
(1)

During the year ended November 30, 2021, the Company issued 1,154,918 common shares at weighted average trading prices of $2.02. The common shares were issued pursuant to the exercise of 1,197,850 share options, of which 37,068 common shares were issued pursuant to the exercise of 80,000 share options on a net exercise basis.

(2)

During the year ended November 30, 2022, the Company issued 691,501 common shares at weighted average trading prices of $2.25. The common shares were issued pursuant to the exercise of 705,520 share options, of which 5,981 common shares were issued pursuant to the exercise of 20,000 share options on a net exercise basis.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	November 30, 2022	November 30, 2021
Risk-free interest rate	3.54%	1.03%
Expected life (years)	2.87	2.74
Expected volatility	61.25%	59.80%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	2.87%	3.82%

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable at November 30, 2022, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.78 - $0.96	1,837,500	0.79	1.00	1,837,500	0.79	1.00
$0.97 - $1.57	3,099,500	1.13	1.74	2,889,500	1.11	1.54
$1.58 - $1.60	4,145,500	1.60	4.98	1,036,375	1.60	4.98
$1.61 - $1.83	2,516,250	1.83	3.95	1,885,000	1.83	3.95
$1.84 - $3.38	2,404,325	2.67	2.93	2,306,695	2.70	2.88
	14,003,075	1.61	3.20	9,955,070	1.61	2.57

The fair value of the Options recognized as share-based compensation expense during the year ended November 30, 2022, was $2,254 ($1,744 for 2021), using the Black-Scholes option pricing model.

10.4         Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

The following outlines the movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2020	49,040	2.88
Granted	50,000	1.83
Vested	(36,540)	2.88
Balance at November 30, 2021	62,500	2.04
Granted	239,490	1.60
Vested	(72,564)	1.94
Balance at November 30, 2022	229,426	1.61

The fair value of the RSRs recognized as share-based compensation expense during the year ended November 30, 2022 was $131 ($116 for 2021).

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

10.5	Income (loss) per share

For the year ended November 30, 2022, the Company's outstanding stock options were not included in the calculation of diluted loss per share as they were anti-dilutive.

For the years ended November 30, 2022 and 2021, diluted income (loss) per share was calculated as follows:

	Year ended November 30, 2022			Year ended November 30, 2021
	Loss for	Weighted	Loss	Income for	Weighted	Income
	the year	average shares	per share	the year	average shares	per share
	($)	outstanding	($)	($)	outstanding	($)
Basic income (loss) per share	(13,200)	154,045,370	(0.09)	100,355	149,407,112	0.67
Effect of dilutive securities:
Stock options	-	-	-	-	3,102,078	-
Diluted income (loss) per share	(13,200)	154,045,370	(0.09)	100,355	152,509,190	0.66

10.6	US Gold Equity Incentive Plan

On September 23, 2022, (the "Effective Date"), the Company's subsidiary, U.S. GoldMining Inc. ("US Gold"), domiciled in Nevada, adopted an equity incentive plan (the "Legacy Incentive Plan"). Unless sooner terminated by the US Gold's board of directors, the Legacy Incentive Plan will terminate and expire on the tenth anniversary of the Effective Date. No award may be made under the Legacy Incentive Plan after its expiration date, but awards made prior thereto may extend beyond that date. The purpose of the Legacy Incentive Plan is to attract and retain the services of key employees, key contractors, and outside directors of US Gold and its subsidiaries. The Legacy Incentive Plan only provides for the grant of restricted stock awards. The maximum number of shares of common stock that may be issued pursuant to the grant of the restricted stock awards shall be 1,000,000 shares of common stock in US Gold.

10.7	US Gold Restricted Shares

On September 23, 2022, US Gold granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock under the Legacy Incentive Plan to certain of US Gold's and GoldMining's executive officers, directors and consultants.

The grant of 635,000 Restricted Shares, included 585,000 Restricted Shares which were issued in exchange for shares previously issued by U.S. GoldMining Inc. ("US Gold Canada") to certain of US Gold Canada's and GoldMining's executive officers, directors and consultants on March 8, 2022. US Gold Canada had initially issued restricted shares with the goal of developing the Whistler Project as a separate standalone public company.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to US Gold without the requirement of any further consideration. Assuming completion of US Gold's initial public offering ("IPO") (Note 18), these conditions are:

(a)

with respect to 15% of the performance based restricted shares of common stock, if US Gold has not completed equity financing(s) in an aggregate amount of at least US$15,000,000 prior to or concurrently with the earlier of: (i) the date that is two years after the date of grant of such award; and (ii) the occurrence of a liquidation event, as such term is defined in the Legacy Incentive Plan, or any merger with or sale of US Gold's outstanding shares or all or substantially all of US Gold's assets to a third-party, referred to as an "Exit Transaction", provided that, for greater certainty, the following shall not be considered an Exit Transaction: (A) any amalgamation, merger or consolidation of US Gold's business with or into a related entity; (B) a transaction undertaken solely for the purpose of changing US Gold's place of domicile or jurisdiction of incorporation; (C) an equity financing; and (D) completion of an initial public offering, spin-off from GoldMining or other going public transaction, referred to as an "IPO Event";

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

(b)

with respect to 15% of the performance based restricted shares of common stock, an IPO Event has not occurred that values US Gold's business at a minimum of US$100,000,000 prior to the date that is two years after the date of grant of such award;

(c)

with respect to 15% of the performance based restricted shares of common stock, if the recipient of such award ceases to be US Gold's or US Gold's affiliates' director, officer, employee or consultant, as applicable, at any time during the period from the date of grant of such award until the date that is two years after the date of grant;

(d)

with respect to 15% of the performance based restricted shares of common stock, if US Gold has not re-established camp at the Whistler Project and performed a minimum of 10,000 meters of drilling prior to the date that is three years after the date of grant of such award;

(e)

with respect to 15% of the performance based restricted shares of common stock, if US Gold has not achieved a share price of US$15.00 prior to the date that is four years after the date of grant of such award;

(f)

with respect to 15% of the performance based restricted shares of common stock, if US Gold has not achieved a US$250,000,000 market capitalization, based on the number of shares of US Gold's outstanding common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which US Gold's common stock is listed prior to the date that is five years after the date of grant of such award; or

(g)	with respect to 10% of the performance based restricted common stock, if US Gold has not achieved a share price of US$25.00 prior to the date that is six years after the date of grant of such award.

During the year ended November 30, 2022, the Company recognized share-based compensation expense of $7 related to US Gold's Restricted Shares.

11.	Non-Controlling Interests

11.1	Deconsolidation of GRC

Following the GRC IPO on March 11, 2021, the Company deconsolidated GRC and began to account for its interest in GRC as an investment in associate (Note 4). As a result of the deconsolidation, the non-controlling interest ("NCI") in GRC was derecognized.

11.2	GRC Share-based Compensation

GRC's share-based compensation from its equity incentive plan was recognized as share-based compensation expense of the Company on a consolidated basis up to the date of its IPO on March 11, 2021, at which point GRC was deconsolidated.

During the year ended November 30, 2022, the Company recognized share-based compensation expense of $nil for the GRC share options granted up to the date of loss of control ($841 for 2021).

During the year ended November 30, 2022, the Company recognized share-based compensation expense of $nil for GRC restricted shares up to the date of loss of control ($312 for 2021).

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

12.	Capital Risk Management

The Company's objectives are to safeguard the Company's ability to continue as a going concern in order to support the Company's normal operating requirements, continue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets, including long-term investments.

At November 30, 2022, the Company's capital structure consists of the equity of the Company (Note 10) and its margin loan (Note 8). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

13.	Financial Instruments

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, and the margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture, due to related parties and withholdings taxes payable, approximate fair value due to their short terms to settlement. The Company's margin loan payable is current, is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as its interest rate is comparable to current market rates.

The Company's short-term and long-term investments are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments.

13.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

13.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at November 30,	As at November 30,
	2022	2021
	($)	($)
Assets
United States Dollar	80,053	138,692
Brazilian Real	44	18
Colombian Peso	392	183
Total	80,489	138,893

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $9,792.

The impact of a Canadian dollar change against the United States Dollar on the investment in GRC by 10% at November 30, 2022 would have an impact, net of tax, of approximately $6,536 on other comprehensive loss for the year ended November 30, 2022. The impact of a Canadian dollar change against the United States Dollar on the Company's other financial instruments based on balances at November 30, 2022 would have an impact of $486 on net loss for the year ended November 30, 2022.

13.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents and lease liabilities are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in the 3-month USD Adjusted Term SOFR would not have a significant impact on net loss for the year ended November 30, 2022. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

13.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

13.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at November 30, 2022, the Company has a working capital deficit (current assets less current liabilities) of $1,791.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, margin loan and withholdings taxes payable are expected to be realized or settled within a one-year period.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

The Company has current cash and cash equivalent balances, access to its ATM Program (Note 18), whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company also owns 21.18 million shares of NYSE listed Gold Royalty Corp. (closing share price as of November 30, 2022 of US$2.66 reflects a value of US$56.3 million), 5.93 million shares of NevGold (value of $2.3 million) and received dividends of $802 from GRC during the year ended November 30, 2022. GoldMining believes that its cash on hand, access to its ATM Program and ability to enter into future borrowings collateralized by the GRC and NevGold shares after the maturity of the existing Amended loan Facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

13.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at November 30, 2022, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $6,733 on other comprehensive loss for the year ended November 30, 2022.

14.	Income Tax

14.1	Income taxes

	For the year ended
	November 30, 2022 ($)	November 30, 2021 ($)
Current income tax expense	11	-
Deferred income tax expense (recovery)	(1,220)	9,011
Income tax expense (recovery) for the year	(1,209)	9,011

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statements of comprehensive income (loss) for the years ended November 30, 2022 and 2021 is as follows:

	For the year ended
	November 30, 2022 ($)	November 30, 2021 ($)
Net income (loss) for the year	(14,409)	109,195
Canadian statutory income tax rate	27.00%	27.00%
Expected tax expense (recovery)	(3,890)	29,483
Non-deductible permanent differences	2,407	1,986
Non-taxable gains on remeasurement of GRC	-	(16,297)
Income tax rate differences	-	3
Change in unrecognized deferred income tax assets	351	(6,729)
Other	(77)	565
Tax expense (recovery) for the year	(1,209)	9,011

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

14.2	Deferred Income Tax Assets and Liabilities

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	As at November 30, 2022 ($)	As at November 30, 2021 ($)
Non-capital loss carry-forward	1,322	1,397
Mineral properties	887	744
Fixed assets	-	2
Unrecognized deferred tax assets	2,209	2,143

	As at November 30, 2022 ($)	As at November 30, 2021 ($)
Deferred tax assets (liabilities)
Long-term investments	(9,483)	(17,547)
Non-capital losses carry-forward	9,034	7,499
Others	153	181
Net deferred tax liability	(296)	(9,867)

Deferred tax assets that can not be offset against deferred tax liabilities have not been recognized in the consolidated financial statements, as management does not consider it more likely than not that those assets will be realized in the near future.

The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. As at November 30, 2022, the Company has non-capital losses of $34,235 in Canada which will expire between 2029 and 2042.

15.	Related Party Transactions

15.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the year ended November 30, 2022, the Company incurred $nil (year ended November 30, 2021: $21) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. $Nil was payable to such related party as at November 30, 2022 and 2021. The Company also granted Options to the related party and the fair value of the Options recognized as expense during the year ended November 30, 2022 was $1 (year ended November 30, 2021: $23), using the Black-Scholes option pricing model.

●

During the year ended November 30, 2022, the Company incurred $131 (year ended November 30, 2021: $32) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. $Nil was payable to such related party as at November 30, 2022 and 2021.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

15.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the year ended November 30, 2022:

	For the year ended
	November 30,
	2022	2021
	($)	($)
Management fees	265	178
Director and officer fees	562	320
Share-based compensation	1,219	1,267
Total	2,046	1,765

As at November 30, 2022, $170 was payable to key management personnel for services provided to the Company ( November 30, 2021: $21). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

16.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at November 30,	As at November 30,	As at November 30,	As at November 30,
	2022	2021	2022	2021
	($)	($)	($)	($)
Canada	85,814	137,820	10,759	23,749
Colombia	29,411	28,057	12	118
Brazil	14,762	12,965	89	73
Peru	7,056	6,724	-	-
United States	1,088	2,312	1,378	511
Total	138,131	187,878	12,238	24,451

	Total operating income (loss)
	For the year ended November 30,
	2022	2021
	($)	($)
Canada	(9,668)	111,548
Colombia	(2,139)	(1,061)
United States	(858)	(932)
Brazil	(848)	(679)
Peru	(149)	(183)
Total	(13,662)	108,693

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

17.	Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG") , and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder.  In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment.  As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 ($832) was due in December 2022.  If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

The Company is actively negotiating to modify the payment due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

Surubim Project

Jarbas Agreement

The Company was required to make the following remaining payment:

●	US$628,660 (payable in R$ equivalent) in December 2022 (below).

If the Company's subsidiary fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

The Company is actively negotiating to modify the payment due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016, and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following remaining payments:

●	US$55,000 in December 2022 (paid).

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company could purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022. This was amended in September 2022 to extend the date of such payment, such that the Company can now purchase the concession by making the following optional payments:

●	US$162,500 in December 2022 (paid).
●	US$162,500 in May 2023.
●	US$162,500 in December 2023.
●	US$162,500 in May 2024.

In addition to the La Garrucha agreements, Jarbas Agreement, Altoro Agreement and Boa Vista Mineral Rights Agreement as at November 30, 2022, the Company is renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

Future rental payments are as follows:

	Amount ($)
Due within 1 year	97
1 – 3 years	3
3 – 5 years	-
More than 5 years	-
Total	100	(1)
(1)	Includes $21 related to low value assets and $79 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities.

18.	Subsequent Events

On December 1, 2022 the Company entered into an agreement to purchase 2,976,200 ("Units") of NevGold in a brokered private placement, for a total purchase price of $1,250. Each Unit, priced at $0.42 per Unit (the "Issue Price"), consists of one common share of NevGold (each, a "Common Share") and one-half of one Common Share purchase warrant (each whole warrant, a "Warrant") of NevGold. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.60 until December 5, 2024. On December 5, 2022, NevGold announced it had closed the brokered private placement. Unless permitted under securities legislation, the NevGold Shares can not be traded before April 6, 2023.

GoldMining Inc. Notes to Consolidated Financial Statements For the years ended November 30, 2022 and 2021 (Expressed in Thousands of Canadian dollars unless otherwise stated)

On December 30, 2022, the Company entered into a new ATM Program which replaces the previous ATM program which was set to expire on January 1, 2023 in accordance with its terms. Pursuant to the new ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the new ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Unless earlier terminated by the Company or the agents as permitted therein, the new ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) November 27, 2023.

On January 1, 2023, pursuant to the Option Agreement signed with NevGold (Note 6) the Company received 3,658,536 common shares of NevGold, which equates to $1,500 issued at $0.41 per share representing the 30-day VWAP share price in accordance with the terms of the agreement. Unless permitted under securities legislation, the NevGold Shares can not be traded before May 2, 2023.

On February 27, 2023, the Company announced the launch of US Gold's proposed IPO. The completion of the offering is subject to customary conditions and there can be no assurance that it will be completed as contemplated or at all.

Subsequent to November 30, 2022, the Company issued 4,139,920 ATM Shares under the ATM Program for gross proceeds of approximately $7.6 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.2 million.